UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

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In the matter of: Active Weighting Funds ETF Trust; and Active Weighting Advisors LLC	: : : :	File No. 812 –14697
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First Amended Application for an Order under Section 12(d)(1)(J) of the Investment Company Act of 1940, as amended (“Act”), for exemptions from Sections 12(d)(1)(A), 12(d)(1)(B) and 12(d)(1)(C) of the Act and under Sections 6(c) and 17(b) of the Act exempting certain transactions from Section 17(a) of the Act.

Please send all communications and
orders to:

Active Weighting Funds ETF Trust

Active Weighting Advisors LLC

Matthew J. Clements

490 Royal Lake Drive

Cape Girardeau MO 63701

Kathleen H. Moriarty, Esq.
Arnold & Porter Kaye Scholer LLP
250 West 55th Street
New York NY 10019-9710
United States

Page 1 of 31 sequentially numbered pages (including exhibits).
As filed with the U.S. Securities and Exchange Commission on January 13, 2017.

TABLE OF CONTENTS

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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In the matter of: Active Weighting Advisors LLC Active Weighting Funds ETF Trust File No.: 812-14697	: : : : : : : : : : : :

First Amended Application for an Order under Section 12(d)(1)(J) of the Investment Company Act of 1940, as amended (“Act”), for exemptions from Sections 12(d)(1)(A), 12(d)(1)(B) and 12(d)(1)(C) of the Act and under Sections 6(c) and 17(b) of the Act exempting certain transactions from Section 17(a) of the Act.

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I.                   INTRODUCTION

A.                Summary of Application

In this first amended application1, Active Weighting Funds ETF Trust (“Trust”) and Active Weighting Advisors LLC (“Initial Advisor”) (collectively, “Applicants”) hereby apply for and request from the U.S. Securities and Exchange Commission (“Commission”) an order as described (“Order”) in this application (“Application”). The Applicants request that the order apply not only to any existing series of each Trust, but that the order also extend to any future series of each Trust, and any other existing or future registered open-end management investment companies and any series thereof that are, or may in the future be, advised by the Initial Advisor or any other investment adviser controlling, controlled by, or under common control with the Initial Advisor (each, an “Advisor”)2 and that are part of the same group of investment companies, as defined in Section 12(d)(1)(G)(ii) of the Investment Company Act of 1940, as amended (the “1940 Act”’), as the Trust (together with the existing series of the Trusts, each series a “Fund” and collectively, the “Funds”).

1 The initial application was filed with the Securities and Exchange Commission by Applicants (defined above) on August 31, 2016.

2 All references to the term “Initial Advisor” include any successors in interest to Active Weighting Advisors LLC. For purposes of the requested order, a “successor” is limited to an entity or entities that result from (i) a reorganization into another jurisdiction or (ii) a change in the type of business organization.

The Initial Advisor has filed an application for exemptive relief from the U.S. Securities and Exchange Commission (“Commission”) to advise the “Initial Funds” and the “Future Funds” as defined in such application).

Applicants request that the Commission issue an order under Section 12(d)(1)(J) of the Act exempting them from the limitations set forth in Sections 12(d)(1)(A), 12(d)(1)(B), and 12(d)(1)(C) of the Act as discussed below (“Funds of Funds Relief”) to the extent necessary to permit:

(1)               each Fund (each, a “Fund of Funds,” and collectively, the “Funds of Funds”) to acquire shares of registered open-end management investment companies (each, an “Unaffiliated Open-End Investment Company”), registered closed-end management investment companies, and “business development companies”, as defined by Section 2(a)(48) of the Act (each, a “BDC”)3 (each registered closed-end management investment company and each BDC, an “Unaffiliated Closed-End Investment Company” and, together with the Unaffiliated Open-End Investment Companies, “Unaffiliated Investment Companies”), and registered unit investment trusts (“UITs”) (collectively, “Unaffiliated UITs”) and, together with the Unaffiliated Investment Companies, the “Unaffiliated Funds”), in each case, that are not in the same “group of investment companies”4;

(2)               Unaffiliated Funds, their principal underwriters and any broker or dealer registered under the Securities Exchange Act of 1934, as amended (“1934 Act”) (“Broker”) to sell shares of such Unaffiliated Funds to the Funds of Funds;

(3)               Funds of Funds to acquire shares of registered open-end management investment companies, (each an “Affiliated Open-End Investment Company”),5 registered closed-end management investment companies and BDCs (each an “Affiliated Closed-End Investment Company”, and, together with the Affiliated Open-End Investment Companies, “Affiliated Investment Companies”), and registered UITs, (collectively, “Affiliated UITs”)6 (if

3 While BDCs are not required to register under the Act, they are subject to the provisions of Sections 55 through 65 thereof. Applicants do not believe that investments in BDCs present any particular considerations or concerns that may be different from those presented by investments in registered closed-end investment companies. Shares of certain BDCs, like shares of registered closed-end investment companies, are traded on a national securities exchange, thereby providing investors with the same degree of liquidity as other publicly traded investments. In addition, BDCs are registered under the 1934 Act and their shares are registered under the Securities Act of 1933 (“1933 Act”), and are subject to all registration and reporting requirements under those two statutes. Accordingly, the Applicants do not believe, for purposes of the relief requested herein, there are any fundamentally different issues between investments in BDCs and investments in registered closed-end investment companies.

4 For purposes of this Application, the term “group of investment companies” means any two or more registered investment companies, including closed-end investment companies and BDCs, that hold themselves out to investors as related companies for purposes of investment and investor services.

5 Unaffiliated Investment Companies and Affiliated Investment Companies are collectively referred to herein as “Underlying Funds.”

6 Unaffiliated UITs and Affiliated UITs are collectively referred to herein as “Underlying UITs.”

any), in the same group of investment companies as the Funds of Funds (collectively, “Affiliated Funds”); and together with the Unaffiliated Funds, the ‘Underlying Funds’; and

(4)               Affiliated Funds, their principal underwriters and any Broker to sell shares of the Affiliated Funds to the Funds of Funds.

Applicants also request that the Commission issue an order under Sections 6(c) and 17(b) of the Act exempting the transactions described in clauses (1) through (4) above from Section 17(a) of the Act (“Section 17(a) Relief”) to the extent necessary to permit such purchases and redemptions by the Funds of Funds of shares of the Underlying Funds7 and to permit sales and redemptions by the Underlying Funds of their shares in transactions with the Funds of Funds, as and to the extent described in this Application. Certain of the Underlying Funds registered under the Act as either UITs or open-end management investment companies may have requested and obtained exemptions from the Commission necessary to permit their shares to be listed and traded on a national securities exchange at negotiated prices and, accordingly, to operate as exchange traded funds (collectively, “ETFs” and each an “ETF”)8. Funds of Funds Relief and Section 17(a) Relief are collectively referred to herein as “Requested Relief.”

All existing entities that intend to rely on the Order have been named as Applicants. Any other existing or future entity that subsequently relies on the Order will comply with the terms and conditions of this Application and the Order.9

II.                APPLICANTS

A.                The Trust

The Trust will be organized under the laws of Delaware as a statutory trust and will be registered with the Commission as an open-end management investment company under the Act with multiple series. The Trust will offer and sells its shares pursuant to a registration statement on Form N-1A filed with the Commission under the 1933 Act and the Act (“Registration Statement”), and any future Trust will be so registered. Each of the Initial Funds, and any Future Funds, will rely on the exemptive relief granted pursuant to the ETF Relief to operate as an ETF.

7 A Fund of Funds may invest in Unaffiliated Funds and/or Affiliated Funds. In addition, certain of the Underlying Funds may in the future pursue their investment objectives through a master-feeder arrangement in reliance on Section 12(d)(1)(E) of the Act. Each Fund of Funds may invest in an Underlying Fund that operates as a feeder fund in a master-feeder arrangement. In accordance with Condition 12 herein, a Fund of Funds may not invest in an Underlying Fund that operates as a feeder fund unless the feeder fund is part of the same group of investment companies, as its corresponding master fund or the Fund of Funds. If a Fund of Funds invests in an Affiliated Fund that operates as a feeder fund and the corresponding master fund is not within the same group of investment companies, as the Fund of Funds and Affiliated Fund, the master fund would be an Unaffiliated Fund for purposes of this Application and its conditions.

8 Funds that are ETFs will not rely on this relief to the extent they rely on other exemptive relief from Sections 12(d)(1)(A) and (B) allowing other unaffiliated funds-of-funds to invest in those Funds in excess of the Section 12(d) limits.”

9 In no case will a Fund of Funds rely on the exemption from Section 12(d)(1), if granted in the ETF Order.

Each Fund will pursue distinct investment objectives and strategies, will hold securities and may hold other instruments as well, pursuant to the terms of the Commission’s order granting the ETF Relief (“ETF Order”).

B.                 The Initial Advisor and Sub-Advisors

The Initial Advisor will be the investment adviser to the Initial Funds and expects to be the Advisor to each Future Fund. The Initial Advisor is a limited liability company organized under the laws of the state of Delaware and has its principal office currently located at 490 Royal Lake Drive, Cape Girardeau, MO 63701. The Initial Advisor, subject to the oversight and authority of the Board of Trustees of the Trust (“Board”), will develop the overall investment program for each Fund. The Initial Advisor or any other Advisor to a Fund, as it deems appropriate, may enter into sub-advisory agreements with one or more affiliated or unaffiliated investment advisers, each of which will serve as sub-advisers to a Fund (each, a “Sub-Advisor” and collectively, the “Sub-Advisors”). The Initial Advisor is, or will be, and any other Advisor will be, registered with the Commission as an investment adviser under Section 203 of the Investment Advisers Act of 1940, as amended (“Advisers Act”). Any Sub-Advisor to a Fund will be registered or not subject to registration under the Advisers Act. Under the Initial Advisor’s supervision, each Sub-Advisor will manage the investment and reinvestment of each Fund’s assets in accordance with the Fund’s investment objective.

The Initial Advisor and Distributor (defined below) each have, or will have, adopted, and any other Advisor will have adopted, a Code of Ethics, as required under Rule 17j-1 under the Act, which contains provisions reasonably necessary to prevent Access Persons (as defined in Rule 17j-1) from engaging in any conduct prohibited in Rule 17j-1. In addition, the Initial Advisor has, or will have, adopted, and any other Advisor will have adopted, policies and procedures as required under Section 204A of the Advisers Act, which are reasonably designed in light of the nature of its business to prevent the misuse, in violation of the Advisers Act or the Exchange Act or the rules thereunder, of material non-public information by the Advisor or any associated person, as well as compliance policies and procedures as required under Rule 206(4)-7 under the Advisers Act. Any Sub-Advisor to a Fund will be required to adopt and maintain a similar code of ethics and insider trading and compliance policies and procedures. In accordance with the code of ethics and policies and procedures designed to prevent the misuse of material non-public information of each Advisor and Sub-Advisor, personnel of such entities with knowledge about the composition of a Creation Deposit will be prohibited from disclosing such information to any other person, except as authorized in the course of their employment, until such information is made public.

C.                 Distributor

The Trust will enter into a distribution agreement with one or more distributors. Each distributor will be a Broker registered under the Exchange Act and will act as distributor and principal underwriter (“Distributor”) of the funds. For purposes of the Order, the term “Distributor” shall include any entity that acts as the distributor and principal underwriter of the Funds in the future and complies with the terms and conditions of the Application.

No Distributor will be affiliated with any Listing Market. Each Fund’s Distributor will be identified as such in the current prospectus of a Fund (“Prospectus”) and will comply with the applicable terms of the Application. A Distributor of any Fund may be, but is not anticipated to be, be an “affiliated person” or a second-tier affiliate of such Fund’s Adviser and/or Sub-Adviser.

III.             INVESTMENT STRATEGIES OF THE FUNDS

Each Initial Fund is, and each Future Fund will be, structured as an ETF that is “actively managed” and does not seek to replicate the performance of an Underlying Index. Certain Funds will be structured as “funds of funds,” as they will invest a significant portion or all of their assets in the securities of investment companies. Because certain Funds invest in the shares of the Underlying Funds, they are subject to the limitations of Section 12(d)(1) of the Act, which, as described in further detail below, limits the ability of investment companies to invest their assets in, or sell their assets to, other investment companies. Prior to obtaining the requested relief, certain Funds invest or may invest in the Underlying Funds in reliance on Section 12(d)(1)(F) or Section 12(d)(1)(G).

IV.             APPLICABLE LAW AND LEGAL ANALYSIS FOR RELIEF REQUESTED IN THIS APPLICATION

A.                Section 12(d)(1) Relief

1.                  Explanation of Section 12(d)(1)

Section 12(d)(1) of the Act generally makes it unlawful for a registered investment company to purchase or otherwise acquire any security issued by another investment company except in accordance with the limits set forth in that Section.10 Section 12(d)(1) of the Act was enacted to prevent unregulated pyramiding of investment companies and the abuses that are perceived to arise from such pyramiding such as:

•	duplicative costs;
•	the exercise of undue influence or control over the underlying funds; and
•	the complexity of such arrangements.[11]

Specifically, Section 12(d)(1)(A) of the Act prohibits a registered investment company from acquiring the securities of any other investment company if, immediately after the

10 Section 12 of the 1940 Act is made applicable to business development companies by Section 60 of the 1940 Act.

11 See Report of the SEC on the Public Policy Implications of Investment Company Growth, in H.R. Rep. No. 2337, at 311-24 (1966) (“PPI Report”).

acquisition: (a) the acquiring company owns more than 3% of the total outstanding voting stock of the acquired company, (b) the value of the securities of the acquired company exceeds 5% of the total assets of the acquiring company, or (c) the aggregate value of those securities and the securities of all other investment companies owned by the acquiring company exceeds 10% of its total assets.

Section 12(d)(1)(B) of the Act prohibits a registered open-end investment company, its principal underwriter and any broker or dealer from selling or otherwise disposing of any of the shares of the investment company to another investment company if immediately after such sale or disposition: (a) more than 3% of the total outstanding voting stock of the acquired company is owned by the acquiring company and any company or companies controlled by it, or (b) more than 10% of the total outstanding voting stock of the acquired company is owned by the acquiring company and other investment companies and companies controlled by them.

Section 12(d)(1)(C) prohibits an investment company from purchasing or otherwise acquiring any security issued by a registered closed-end investment company, if immediately after such purchase or acquisition the acquiring company, other investment companies having the same investment adviser, and companies controlled by such investment companies, own more than 10% of the total outstanding voting stock of such closed-end company.

2.                  Request for an Order of Exemption Pursuant to Section 12(d)(1)(J)

Section 12(d)(1)(J) of the Act provides that the Commission may exempt any person, security or transaction, or any class or classes of persons, securities or transactions, from any provision of Section 12(d)(1) if the exemption is consistent with the public interest and the protection of investors. Therefore, Applicants request an exemption under Section 12(d)(1)(J) of the Act from the limitations of Sections 12(d)(1)(A),(B) and (C) of the Act to the extent necessary to permit: (i) the Funds of Funds to acquire shares of Underlying Funds in excess of the limits set forth in Section 12(d)(1)(A) and (C) of the Act and (ii) each Underlying Fund that is a registered open-end management investment company or series thereof, their principal underwriters and any Broker to sell shares of the Underlying Funds to the Funds of Funds in excess of the limits set forth in Section 12(d)(1)(B) of the Act. For the reasons discussed below, the proposed arrangement will not give rise to the policy concerns, each discussed specifically below, which underlie Sections 12(d)(1)(A), (B) and (C) of the Act. Accordingly, Applicants believe that the requested exemptions are consistent with the public interest and protection of investors.

3.                  No Undue Influence

Applicants submit that the proposed structure will not result in the exercise of undue influence by any Fund of Funds or its affiliated persons over the Underlying Funds. The concern about undue influence does not arise in connection with a Fund of Funds’ investment in the Affiliated Funds, because they are part of the same group of investment companies, nor does it arise with respect to Unaffiliated Funds, which each will operate independently as determined by its own Board (as defined below) and management. Moreover, Applicants represent that, to the extent they are relying on the requested order, they will not invest in the Underlying Funds with any purpose, or with the effect of, changing or influencing the control of the Underlying Funds, or in connection with or as a participant in any transaction having that purpose or effect, and they will not take any action to influence the investment advisers or Boards of the Underlying Funds.12

Additionally, to limit the control a Fund of Funds or its affiliated persons may have over an Unaffiliated Fund, Applicants propose Condition 1 so that:

•	The Advisor and any person controlling, controlled by or under common control with Active Weighting Advisors LLC, and any investment company and any issuer that would be an investment company but for Section 3(c)(1) or
•	Section 3(c)(7) of the Act advised or sponsored by the Advisor or any person controlling, controlled by or under common control with the Advisor (collectively, “Group”) will not control (individually or in the aggregate) any Unaffiliated Fund within the meaning of Section 2(a)(9) of the Act, and
•	any Sub-Advisors to a Fund of Funds and any person controlling, controlled by or under common control with the Sub-Advisors, and any investment company or issuer that would be an investment company but for Section 3(c)(1) or 3(c)(7) of the Act (or portion of such investment company or issuer) advised or sponsored by the Sub-Advisors or any person controlling, controlled by or under common control with the Sub-Advisors (collectively, “Sub-Advisors Group”) will not control (individually or in the aggregate) any Unaffiliated Fund within the meaning of Section 2(a)(9) of the Act.

Also, Applicants have addressed the concern that Unaffiliated Closed-End Investment Companies may be unduly influenced by a holder’s ability to vote a large block of stock. The concern arises because closed-end funds are required to hold annual meetings at which directors are elected and shareholder proposals respecting a variety of matters relating to the management and operations of the funds may be presented, including, among other things, proposals to terminate the investment advisory contract or to convert the fund to an open-end fund. By contrast, open-end funds are not required to hold shareholder meetings except in special circumstances. As the Commission observed in the PPI Report, “although the acquisition of the stock of closed-end companies does not pose the same problem of control through the right of redemption, the power to vote a significant block of stock of a closed-end company may represent the potential for exercise of control.13

Therefore, proposed Condition 1 will require, with respect to any Fund of Fund’s investments in an Unaffiliated Closed-End Investment Company, (i) each member of the Group

12 Applicants acknowledge the requirement to file a Schedule 13G with the Commission with respect to beneficial ownership of more than 5% of any equity security issued by a closed-end fund.

13 PPI Report at 324.

or Sub-Advisor Group that is an investment company or an issuer that would be an investment company but for Section 3(c)(1) or 3(c)(7) of the Act to vote its shares of such Unaffiliated Closed-End Investment Company in the manner prescribed by Section 12(d)(1)(E) of the Act and (ii) each other member of the Group or Sub-Advisor Group to vote its shares of such Unaffiliated Closed-End Investment Company in the same proportion as the vote of all other holders of the same type of such Unaffiliated Closed-End Investment Company’s shares. Further, if, as a result of a decrease in the outstanding voting securities of an Unaffiliated Fund, the Group or the Sub-Advisor Group, each in the aggregate, becomes a holder of more than 25% of the outstanding voting securities of such Unaffiliated Fund, it will vote its shares of such Unaffiliated Fund in the same proportion as the vote of all other holders of such Unaffiliated Fund’s shares. This condition will not apply to the Sub-Advisor Group with respect to an Unaffiliated Fund for which the Sub-Advisor or a person controlling, controlled by or under common control with the Sub-Advisor acts as the investment adviser within the meaning of Section 2(a) (20) (A) of the Act (in the case of an Unaffiliated Investment Company) or as the sponsor (in the case of an Unaffiliated UIT). Applicants believe that proposed Condition 1 protects Unaffiliated Closed-End Investment Companies from undue influence by a Fund of Funds.

To further limit the potential for undue influence by a Fund of Funds and/or its affiliated persons over an Unaffiliated Fund, Applicants propose Condition 2 which precludes a Fund of Funds or the Advisor, any Sub-Advisor, promoter or principal underwriter of a Fund of Funds, as well as any person controlling, controlled by or under common control with any of those entities (each, a “Fund of Funds Affiliate”) from taking advantage of an Unaffiliated Fund with respect to transactions between a Fund of Funds or a Fund of Funds Affiliate and the Unaffiliated Fund or its investment adviser(s), sponsor, promoter and principal underwriter and any person controlling, controlled by, or under common control with any of those entities (each, an “Unaffiliated Fund Affiliate”). No Fund of Funds or Fund of Funds Affiliate will cause any existing or potential investment by the Fund of Funds in shares of an Unaffiliated Fund to influence the terms of any services or transactions between the Fund of Funds or a Fund of Funds Affiliate and the Unaffiliated Fund or an Unaffiliated Fund Affiliate.

In seeking to limit the potential for undue influence and conflicts of interest, Applicants propose Condition 3 which requires that, prior to investing in Unaffiliated Funds, the Board of each Fund of Funds, including a majority of the directors or trustees who are not “interested persons” as defined in Section 2(a)(19) of the Act (“Independent Trustees”), will adopt procedures reasonably designed to ensure that the Advisor and any Sub-Advisor to the Fund of Funds are conducting the investment program of the Fund of Funds without taking into account any consideration the Fund of Funds or a Fund of Funds Affiliate receives from an Unaffiliated Fund or an Unaffiliated Fund Affiliate in connection with any services or transactions. Further, proposed Condition 4 provides that once an investment by a Fund of Funds in the securities of an Unaffiliated Investment Company exceeds the limit of Section 12(d)(1)(A)(i) of the Act, the Board of the Unaffiliated Investment Company, including a majority of its Independent Trustees, will determine that any consideration paid by the Unaffiliated Investment Company to the Fund of Funds or a Fund of Funds Affiliate in connection with any services or transactions: (a) is fair and reasonable in relation to the nature and quality of services and benefits received by the Unaffiliated Investment Company; (b) is within the range of consideration that the Unaffiliated Investment Company would be required to pay to another unaffiliated entity in connection with the same services or transactions; and (c) does not involve overreaching on the part of any person concerned. This condition will not apply with respect to any services or transactions between an Unaffiliated Investment Company and its investment adviser, or any person controlling, controlled by, or under common control with such investment adviser.

In addition, Applicants have addressed concerns regarding undue influence and conflicts of interest by proposing Condition 5 which provides that no Fund of Funds or Fund of Funds Affiliate (except to the extent it is acting in its capacity as an investment adviser to an Unaffiliated Investment Company, or sponsor of, an Unaffiliated UIT) will cause an Unaffiliated Fund to purchase a security in an offering of securities during the existence of any underwriting or selling syndicate of which a principal underwriter is an officer, director, trustee, advisory board member, investment adviser, sub-adviser or employee of the Fund of Funds, or a person of which any such officer, director, trustee, investment adviser, sub-adviser, member of an advisory board or employee is an affiliated person (each, an “Underwriting Affiliate,” except any person whose relationship to the Unaffiliated Fund is covered by Section 10(f) of the Act is not an Underwriting Affiliate). An offering of securities during the existence of an underwriting or selling syndicate of which a principal underwriter is an Underwriting Affiliate is referred to as an “Affiliated Underwriting.”

Furthermore, Applicants have proposed Condition 6 which requires that, prior to an investment by a Fund of Funds in the securities of an Unaffiliated Investment Company exceeding the limit of Section 12(d)(1)(A)(i) of the Act, the Board of the Unaffiliated Investment Company, including a majority of its Independent Trustees, will adopt procedures reasonably designed to monitor any purchases of securities by the Unaffiliated Investment Company in an Affiliated Underwriting, including any purchases made directly from an Underwriting Affiliate. The Board of the Unaffiliated Investment Company will review these purchases periodically, but no less frequently than annually, to determine whether the purchases were influenced by the Fund of Funds’ investment in such Unaffiliated Investment Company. The Board of the Unaffiliated Investment Company will consider, among other things: (a) whether the purchases were consistent with the investment objectives and policies of the Unaffiliated Investment Company; (b) how the performance of securities purchased in an Affiliated Underwriting compares to the performance of comparable securities purchased during a comparable period of time in underwritings other than Affiliated Underwritings or to a benchmark such as a comparable market index; and (c) whether the amount of securities purchased by the Unaffiliated Investment Company in Affiliated Underwritings and the amount purchased directly from an Underwriting Affiliate have changed significantly from prior years. The Board of the Unaffiliated Investment Company will take any appropriate actions based on its review, including, if appropriate, the institution of procedures designed to ensure that purchases of securities in Affiliated Underwritings are in the best interests of shareholders.

In contrast to open-end investment companies, closed-end investment companies do not issue redeemable securities. Accordingly, the threat of large-scale redemptions is non-existent with respect to Unaffiliated Closed-End Investment Companies. However, closed-end investment companies are generally required to hold annual meetings at which directors are elected and shareholder proposals respecting a variety of matters relating to the management and operations of the funds may be presented including, among other things, proposals to terminate the investment advisory contract or to convert the fund to an open-end fund. By contrast, open-

end investment companies generally are not required to hold shareholder meetings except in special circumstances. Therefore, with respect to closed-end funds, concerns arise that Unaffiliated Closed-End Investment Companies may be unduly influenced by a holder’s ability to vote a large block of stock. As the Commission observed in the PPI Report: “Although the acquisition of the stock of closed-end companies does not pose the same problem of control through the right of redemption, the power to vote a significant block of stock of a closed-end company may represent the potential for exercise of control14

The concerns of undue influence through voting the securities of the Unaffiliated Closed-End Investment Companies, however, have been addressed in Condition 1, as noted above. Coupled with the requirement that the Group will not control (individually or in the aggregate) an Unaffiliated Fund within the meaning of Section 2(a)(9) of the 1940 Act, (i) each member of the Group or Sub-Advisor Group that is an investment company or an issuer that would be an investment company but for Section 3(c)(1) or 3(c)(7) of the 1940 Act will vote its shares of the Unaffiliated Closed-End Investment Company in the manner prescribed by Section 12(d)(1)(E) of the 1940 Act and (ii) each other member of the Group or Sub-Advisor Group will vote its shares of the Unaffiliated Closed-End Investment Company in the same proportion as the vote of all holders of the same type of such Unaffiliated Closed-End Investment Company’s shares (i.e., mirror voting). These requirements for mirror voting ensure that the Fund of Funds will not have an effective voice over the management and operations of the Unaffiliated Closed-End Investment Company. They are imposed regardless of the amount of shares of the Unaffiliated Closed-End Investment Company owned by the Fund of Funds. Unlike activist shareholders who acquire closed-end fund shares to influence the policies of such funds, the Fund of Funds is a passive investor with respect to voting. The mirror voting eliminates the ability of the Fund of Funds to influence the Unaffiliated Closed-End Investment Company through voting its shares. In addition to mirror voting, the Applicants also recognize the requirement to file Schedule 13G with respect to beneficial ownership of more than 5% of any equity securities issued by the Unaffiliated Closed-End Investment Company. Schedule 13G requires the filer to certify that it has acquired such securities in the ordinary course of business and not with the purpose nor with the effect of changing or influencing the control of the issuer, nor in connection with or as a participant in any transaction having such purpose or effect. Applicants believe the foregoing conditions address the concerns of undue influence underlying Section 12(d)(1).

Also, proposed Condition 7 requires that the Unaffiliated Investment Company will also keep records concerning its purchases in Affiliated Underwritings. Specifically, the Unaffiliated Investment Company will maintain and preserve permanently, in an easily accessible place, a written copy of the procedures described above, and any modifications to such procedures, and will maintain and preserve for a period of not less than six years from the end of the fiscal year in which any purchase in an Affiliated Underwriting occurred, the first two years in an easily accessible place, a written record of each such purchase made once an investment by a Fund of Funds in the securities of an Unaffiliated Investment Company exceeds the limit of Section 12(d)(1)(A)(i) of the Act, setting forth from whom the securities were acquired, the

14 See PPI Report at 324.

identity of the underwriting syndicate’s members, the terms of the purchase, and the information or materials upon which the determinations of the Board of the Unaffiliated Investment Company were made.

To further ensure that an Unaffiliated Investment Company understands and appreciates the implications of a Fund of Funds’ investment under the Requested Relief, proposed Condition 8 requires, prior to its investment in the shares of an Unaffiliated Investment Company in excess of the limit of Section 12(d)(1)(A)(i) of the Act, that a Fund of Funds and the Unaffiliated Investment Company will execute an agreement stating, without limitation, that their Boards and their investment advisers understand the terms and conditions of the order and agree to fulfill their responsibilities under the order (“FOF Participation Agreement”). At the time of its investment in shares of an Unaffiliated Investment Company in excess of the limit in Section 12(d)(1)(A)(i), a Fund of Funds will notify the Unaffiliated Investment Company of the investment. At such time, the Fund of Funds also will transmit to the Unaffiliated Investment Company a list of the names of each Fund of Funds Affiliate and Underwriting Affiliate. The Fund of Funds will notify the Unaffiliated Investment Company of any changes to the list of names as soon as reasonably practicable after a change occurs. The Unaffiliated Investment Company and the Fund of Funds will maintain and preserve a copy of the order, the FOF Participation Agreement, and the list with any updated information for the duration of the investment and for a period of not less than six years thereafter, the first two years in an easily accessible place. An Unaffiliated Investment Company (other than an ETF or an Unaffiliated Closed-End Investment Company whose shares are purchased by a Fund of Funds in the secondary market) will retain its right at all times to reject any investment by a Fund of Funds.15

4.                  No Excessive Layering of Fees

Applicants submit that the funds of funds structure as described herein will not result in excessive layering of fees. Based on the proposed structure, Applicants do not believe that the funds of funds arrangement will result in excessive layering of fees because the arrangement includes safeguards designed to address this issue. Within the structure, the Underlying Funds may pay advisory fees to their respective adviser. In addition, the Underlying Funds will pay fees to their respective service providers for all other services relating to their operations, including custody, transfer agency and fund administration (e.g., compliance and fund accounting). Underlying Funds may also impose Rule 12b-1 fees or service fees from which payments are made to third parties for providing administrative, sub-transfer agency or other services beneficial to shareholders. Applicants acknowledge that the Shareholders of each Fund of Funds indirectly will pay their proportionate share of any Underlying Fund fees and expenses.

15 An Unaffiliated Investment Company, including an ETF or an Unaffiliated Closed-End Investment Company, would retain its right to reject any initial investment by a Fund of Funds in excess of the limits in Section 12(d)(1)(A)(i) of the Act by declining to execute the FOF Participation Agreement with the Fund of Funds. In addition, subject solely to the giving of notice to a Fund of Funds and the passage of a reasonable notice period, an Unaffiliated Fund could terminate an FOF Participation Agreement with the Fund of Funds. The terms of the FOF Participation Agreement will specify that the obligations of the Unaffiliated Fund and its Board related to shares already purchased and held by a Fund of Funds will survive termination of the FOF Participation Agreement until the Fund of Funds reduces its holdings in the Unaffiliated Fund below the limit set forth in Section 12(d)(1)(A)(i) of the Act.

Applicants observe that each Fund of Funds will also pay its own advisory, administrative, custody, transfer agency, legal, accounting and other expenses. Such services to the Funds of Funds are different from the services provided to the Underlying Funds because each Fund of Funds is a separate entity with its own advisory, administrative, compliance, record keeping, and custody needs.

However, to ensure that the investment advisory or management fees are not duplicative, Applicants propose Condition 9, which requires that prior to reliance on the requested order and subsequently in connection with the approval of any investment advisory or management contract under Section 15 of the Act, the Board of each Fund of Funds, including a majority of its Independent Trustees, will find that the management or advisory fees charged under a Fund of Funds’ advisory contract(s) are based on services provided that are in addition to, rather than duplicative of, services provided pursuant to any Underlying Fund’s advisory contract. Such finding, and the basis upon which the finding was made, will be recorded fully in the minute books of the appropriate Fund of Funds.

In addition, in accordance with proposed Condition 10, the Advisor will waive fees otherwise payable to it by a Fund of Funds in an amount at least equal to any compensation (including fees received pursuant to any plan adopted by an Unaffiliated Investment Company pursuant to Rule 12b-1 under the Act) received from an Unaffiliated Fund by the Advisor, or an affiliated person of the Advisor, other than any advisory fees paid to the Advisor or an affiliated person of the Advisor by the Unaffiliated Investment Company in connection with the investment by the Fund of Funds in the Unaffiliated Fund.

Applicants also propose Condition 11, so that, with respect to investments in a Fund of Funds, any sales charges and/or service fees charged with respect to shares of a Fund of Funds will not exceed the limits applicable to funds of funds set forth in Rule 2830 of the Conduct Rules of the NASD (“NASD Conduct Rule 2830”).16 In this regard, Applicants note that, with respect to ETFs and closed-end funds, including traded BDCs, shares of ETFs and closed-end funds, including traded BDCs, generally are purchased in the secondary market without sales loads (although a Fund of Funds may incur customary brokerage commissions) and closed-end funds, including BDCs, and most ETFs do not pay 12b-1 fees. In addition, Applicants represent that the Funds of Funds will not invest in reliance on the order in BDCs or closed-end investment companies that are not listed and traded on a national securities exchange. Accordingly, there should be no concern of layering of sales loads and 12b-1 when the Underlying Fund is a closed-end fund, including a BDC, or an ETF.

5.                  Structure is not Overly Complex

Applicants assert that the proposed arrangement will not create an overly complex fund structure that would confuse investors, because no Underlying Fund will acquire securities of any other investment company or company relying on Section 3(c)(1) or 3(c)(7) of the Act in excess of the limits contained in Section 12(d)(1)(A) of the Act, except to the extent that such

16 Any references to NASD Conduct Rule 2830 include any successor or replacement FINRA rule to NASD Conduct Rule 2830.

Fund (a) acquires such securities in compliance with Section 12(d)(1)(E ) of the Act and either is an Affiliated Fund or is in the same group of investment companies as its corresponding master fund, (b) receives securities of another investment company as a dividend or as a result of a plan of reorganization of a company (other than a plan devised for the purpose of evading Section 12(d)(1) of the Act); or (c) acquires (or is deemed to have acquired) securities of another investment company pursuant to exemptive relief from the Commission permitting such Underlying Fund to: (i) acquire securities of one or more investment companies for short-term cash management purposes or (ii) engage in inter-fund borrowing and lending transactions.

Furthermore, Applicants submit that the proposed arrangement will not confuse investors because the Funds of Funds’ prospectus and sales literature will contain clear, concise “plain English” disclosure designed to inform investors about the unique characteristics of the proposed arrangement, including, but not limited to, the expense structure and the additional expenses of investing in a Fund of Funds holding Underlying Funds.

In the case of those Underlying Funds that may operate using a master-feeder structure, having a Fund of Funds as an investor could result in a three-tier arrangement (a Fund of Funds investing in a feeder fund investing in a master fund). However, the Applicants do not believe that this will result in an overly complex structure, because the master-feeder arrangement is entirely transparent. For any investor, whether a Fund of Funds or any other investor, an investment in an Underlying Fund that was a feeder fund in a master-feeder arrangement would be no different than investing in an Underlying Fund that does not use a master-feeder arrangement (i.e., an Underlying Fund that invests directly in portfolio securities).

B.                 Section 17(a) Relief

1.                  Explanation of Section 17(a)

Applicants also seek, pursuant to Sections 6(c) and 17(b) of the Act, an exemption granting relief from the provisions of Section 17(a) of the Act to permit the purchases, sales and redemptions by the Funds of Funds of the shares issued by Underlying Funds, as well as the purchases, sales and redemptions by such Underlying Funds of their shares in transactions with the Funds of Funds, as described in clauses (1) through (4) in Section I.A. above.

Section 17(a) of the Act prohibits the purchase or sale of securities between a registered investment company and its affiliated persons or affiliated persons of such persons. An “affiliated person” of another person is defined in Section 2(a)(3) of the Act as:

“(A) any person directly or indirectly owning, controlling or holding with power to vote, 5 per centum or more of the outstanding voting securities of such other person; (B) any person 5 per centum or more of whose outstanding voting securities are directly or indirectly owned, controlled, or held with power to vote, by such other person; (C) any person directly or indirectly controlling, controlled by, or under common control with, such other person; (D) any officer, director, partner, copartner, or employee of such other person; (E) if such other person is an investment company, any investment adviser thereof or any member of an advisory board thereof; and (F) if such other person is an unincorporated investment company not having a board of directors, the depositor thereof.

The sale of shares by the Underlying Funds and Underlying UITs to the Funds of Funds and the purchase of those shares from the Funds of Funds by the Underlying Open-End Investment Companies and Underlying UITs (through redemptions) could be deemed to be principal transactions between an affiliated person of a registered investment company and that company under Section 17(a) of the Act.17 For example, because Active Weighting Advisors LLC serves as investment adviser to the Funds of Funds and to the Affiliated Funds, the Funds of Funds and the Affiliated Funds may be deemed to be under the common control of Active Weighting Advisors LLC and therefore affiliated persons of one another. The Funds of Funds and any Unaffiliated Open-End Investment Company may also be deemed to be affiliated persons of one another if a Fund of Funds owned 5% or more of one or more of such Unaffiliated Open-End Investment Company’s outstanding voting securities. Also, the sale of shares by Unaffiliated Funds to the Fund of Funds and the redemption of the shares of Unaffiliated Funds by the Fund of Funds may be deemed to violate Section 17(a) of the Act. Similarly, the participation by the Fund of Funds in a follow-on offering of any Unaffiliated Closed-End Investment Company may be deemed to violate Section 17(a) of the Act.18

2.                  Request for an Order of Exemption Pursuant to Sections 17(b) and 6(c)

Section 17(b) of the Act permits the Commission to grant an order permitting such transactions as otherwise might be prohibited under Section 17(a) of the Act if the Commission finds that: (1) the terms of the proposed transaction, including the consideration to be paid or received, are reasonable and fair and do not involve overreaching on the part of any person concerned; (2) the proposed transaction is consistent with the policies of each Fund of Funds and each Underlying Fund; and (3) the proposed transaction is consistent with the general purposes of the Act.

Additionally, Section 6(c) of the Act provides that:

(c) The Commission, by rules and regulations upon its own motion, or by order upon application, may conditionally or unconditionally exempt any person, security, or transaction, or any class or classes of persons, securities, or transactions, from any provision or provisions of this title or of any rule or regulation thereunder, if and to the extent that such exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of this title.

The Commission has routinely granted relief from Section 17(a) to permit registered open-end funds to sell their shares to other registered open-end funds, which supports Applicants

17 Applicants acknowledge that receipt of any compensation by (a) an affiliated person of a Fund of Funds, or an affiliated person of such person, for the purchase by the Fund of Funds of shares of an Underlying Fund or (b) an affiliated person of an Underlying Fund, or an affiliated person of such person, for the sale by the an Underlying Fund of its shares to a Fund of Funds may be prohibited by Section 17(e)(1) of the Act. The FOF Participation Agreement also will include this acknowledgement.

18 Further, Applicants would not require relief from Section 17(a) for secondary market transactions in the shares of any Unaffiliated Fund that operates as an ETF or Closed-End Fund, regardless of whether the Fund of Funds and such Unaffiliated Funds may be deemed to be affiliated persons.

request for relief to permit sales by Unaffiliated Open-End Investment Companies and Affiliated Open-End Investment Companies to a Fund of Funds. Applicants do not believe that the policy considerations for relief from Section 17(a) are any different in the context of sales by any Underlying Fund that is not an open-end fund to a Fund of Funds. In all such contexts, Applicants submit that the principal policy concern is the potential for overreaching of the Affiliated Fund by the Fund of Funds. As stated above, there is only one type of sales transaction by an Unaffiliated Closed-End Investment Company or Affiliated Closed-End Investment Company that would require relief from Section 17(a) — namely, an underwritten initial or follow-on offering made by such Unaffiliated Closed-End Investment Company or Affiliated Closed-End Investment Company. In such a transaction, the Unaffiliated Closed-End Investment Company or Affiliated Closed-End Investment Company’s shares must, as a regulatory matter, be priced at NAV (plus the cost of any distributing commission or discount), unless the offering fits within a narrow range of exceptions that are designed to limit overreaching by the selling fund. For this reason — namely, NAV pricing — Applicants do not believe that Section 17(a) relief to permit sales of shares by Unaffiliated Closed-End Investment Companies or Affiliated Closed-End Investment Companies presents any different concerns or considerations than are presented in connection with Section 17(a) relief to permit sales of shares by Unaffiliated Open-End Investment Companies and/or Affiliated Open-End Investment Companies to Funds of Funds. Thus, Applicants believe that the policy considerations support the relief requested from Section 17(a).

Applicants note that the Commission has issued the ETF Funds of Funds Orders on applications for relief virtually identical to that requested by the Applicants relating to relief from the provisions of Section 17(a) of the Act. Applicants believe that the proposed transactions described in this Application are the same as those stated in the applications for the ETF Funds of Funds Orders, and that, similarly, satisfy the requirements for relief under both Sections 17(b) and 6(c) as the terms are fair and reasonable and do not involve overreaching. The terms upon which any Underlying Fund will sell its shares to or purchase its shares from a Fund of Funds will be in accordance with the rules and regulations under the Act. Finally, Applicants submit that the proposed transactions will be consistent with the policies of each Fund of Funds and each Underlying Fund and with the general purposes of the Act.19 The investment by a Fund of Funds in shares of each type of Underlying Fund and the issuance of shares of each type of Underlying Fund to a Fund of Funds will be effected in accordance with the investment policies contained in the registration statement of such Fund of Funds and such Underlying Funds, respectively.

19 The Applicants note that a Fund of Funds generally would purchase and sell shares of an Underlying Fund that operates as an ETF or closed-end fund through secondary market transactions rather than through principal transactions with the Underlying Fund. Applicants nevertheless request relief from Sections 17(a)(l) and (2) to permit each Fund of Funds that is an affiliated person, or an affiliated person of an affiliated person, as defined in Section 2(a)(3) of the 1940 Act, of an ETF or closed-end fund to purchase or redeem shares from the ETF or closed-end fund. The Applicants are not seeking relief from Section 17(a) for, and the requested relief will not apply to, transactions where an ETF or closed-end fund could be deemed an affiliated person, or an affiliated person of an affiliated person, of a Fund of Funds because an investment adviser to the ETF or closed-end fund or an entity controlling, controlled by or under common control with the investment adviser to the ETF or closed-end fund is also an investment adviser to the Fund of Funds.

V.                PRECEDENTS IN SUPPORT OF THE REQUEST FOR EXEMPTION

A.                Investments in Underlying Funds by Funds of Funds

The Commission has granted exemptive orders to certain ETF groups and mutual fund complexes who sought relief for (a) fund of funds arrangements with both affiliated and unaffiliated investment companies and (b) affiliated fund of funds to invest in financial instruments that may not be securities within the meaning of the Act, and whose requests for relief included conditions substantially similar to those included in this Application. Also, Applicants note that recently the Commission has issued an order to several ETFs on applications for relief virtually identical to that requested by the Applicants relating to investments in closed-end investment companies, including business development companies. See, In the Matter of Absolute Shares Trust, et al., Investment Company Release Nos. 31079 Jun. 12, 2014 (notice) and 31150 Jul. 8, 2014 (order) (together, “Absolute Shares Order); In the Matter of Guggenheim Funds Trust, et al., Investment Company Release Nos. 32140 (June 6, 2016)(notice) and 32170 (Jul. 5, 2016) (order) (together, “Guggenheim Order”); In the Matter of IndexIQ ETF Trust et al., Investment Company Release No. 30844 (December 23, 2013) (notice) and 30889 (January 22, 2014) (order) (together, “IndexIQ Order”); In the Matter of Global X Funds, et al., Investment Company Act Release Nos. 30426 (March 14, 2013) (notice) and 30454 (April 9, 2013) (order) (together, “Global X Order”); First Trust Exchange-Traded Fund et al., Investment Company Act Release Nos. 30345 (January 8, 2013) (notice) and 30377 (February 5, 2013) (order) (together, “First Trust Order”); and In the Matter of Van Eck VIP Trust et al., Investment Company Act Release Nos. 30063 (May 12, 2012) (notice) and 30096 (June 5, 2012) (order) amending a prior order In the Matter of Van Eck Worldwide Insurance Trust, et al., Investment Company Act Release Nos. 27820 (May 9, 2007) (notice) and 27849 (June 1, 2007) (order) (together, “Van Eck Order” ) (collectively, “ETF Funds of Funds Orders”).

The Applicants do not see any policy reason to restrict Section 12(d)(1) exemptive relief to investments in, in addition to UITs, open-end funds only. Indeed, the Applicants believe that, in one respect, a Fund of Funds’ investments in closed-end funds raise less concern under Section 12(d) than do investments in open-end funds. One of the principal concerns intended to be addressed by Section 12(d) is the potential for a fund of funds to exercise undue influence over the management and operation of an Underlying Fund through the threat of large-scale redemptions. This concern is not applicable to a Fund of Funds’ investments in closed-end funds because closed-end funds do not issue redeemable securities. Rather, sales can only be effected through transactions in the secondary market. Because these sales would not require the closed end fund to alter nor deplete assets of the closed-end fund, a Fund of Funds should not be able to influence the management or operation of a closed-end fund through threats of large-scale redemptions of shares. On the other hand, as noted above, with respect to closed-end funds, concerns arise that Unaffiliated Closed-End Investment Companies may be unduly influenced by a holder’s ability to vote a large block of stock. Condition 1, however, protects Underlying Funds from such undue influence by requiring that the Advisory Group and any Sub-Advisor Group mirror vote any interest in any Unaffiliated Closed-End Investment Company.

With respect to the other concerns designed to be addressed by Section 12(d)(1), including layering of fees and expenses, and unnecessary complexity, the Applicants believe the conditions appropriately address these concerns regardless of whether the Underlying Funds are closed-end funds (including business development companies) or open-end funds. With respect to the layering of fees, Condition 11 requires compliance with NASD Conduct Rule 2830 so no Fund of Funds can exceed the applicable limits contained therein. Such rule applies to the Fund of Funds as the acquiring fund regardless of whether the Fund of Funds invests in an Underlying Fund that is an open-end or closed-end fund. In applying such rule, the Applicants recognize, however, that shares of closed-end funds are generally purchased in the secondary market without sales loads (although a brokerage commission may be incurred) and closed-end funds do not pay Rule 12b-1 fees. Accordingly, there is no concern of layering of sales loads and 12b-1 fees when the Underlying Fund is a closed-end fund.

Further, as in the case of Underlying Funds that are open-end funds, Underlying Funds that are closed-end investment companies will have their own operating expenses, including advisory fees. Shareholders in a Fund of Funds will indirectly pay their proportionate share of the fees and expenses of the Underlying Fund, regardless of whether the Underlying Fund is an open-end fund or a closed-end fund. To address the concerns of potential duplicative fees, Condition 9 requires the Board of each Fund of Funds, including a majority of the Independent Trustees, to find that the advisory fees are based on services provided that are in addition to, rather than duplicative of, services provided under the advisory contracts of any Underlying Fund. The Applicants note that the Fund of Funds will have to disclose the indirect fees of an acquired fund incurred regardless of whether the Underlying Fund is an open-end fund or closed-end fund under current disclosure requirements. Condition 10 also requires the Advisor to waive certain fees received from the Fund of Funds in an amount at least equal to any compensation received from the Underlying Fund (including a closed-end fund) in connection with the Fund of Funds’ investment. As closed-end funds do not pay 12b-1 fees and generally are purchased in the secondary market without sales loads, the opportunities for the Advisor to receive compensation from such Underlying Funds appear more limited than if the Underlying Fund were an open-end fund.

In addition, with respect to unnecessary complexity, Condition 12 addresses such concern. Condition 12 generally will limit the Fund of Funds’ structure to two layers of funds, regardless of whether the Underlying Fund is an open-end or closed-end fund. More specifically, Condition 12, in general terms, precludes the Underlying Fund from acquiring the securities of another investment company, or any company relying on Section 3(c)(1) or 3(c)(7) of the 1940 Act, in excess of the limits set forth in Section 12(d)(1)(A), subject to certain limited exceptions. Accordingly, the Underlying Fund (whether a closed-end or open-end fund) cannot itself be a fund of funds. Additional complexity is not added by virtue of the Underlying Fund being a closed-end fund. In light of the above, the Applicants believe the conditions in this application appropriately address the concerns of layering of fees and unnecessary complexity, whether the Underlying Fund is an open-end fund or a closed-end fund. Applicants note that investment companies that are advised by the Advisor, and that are not relying on the requested relief, or companies controlled by such investment companies, will not hold an investment in any Unaffiliated Closed-End Investment Company beyond the limits imposed by section 12(d)(1)(C) of the Act (including for this purpose holdings of any investment company relying on the relief).

Further, the Applicants note that the Commission has granted Section 12(d)(1) exemptive relief similar to that requested in this Application to funds of funds organized as UITs, which extends to investments in both open-end and closed-end funds.20 The Applicants have reviewed the conditions imposed in the Prior UIT Orders and the reasons therefor and believe they are comparable to those contained in this Application. Distinctions between UITs and the Funds of Funds, however, raise questions regarding whether the Funds of Funds’ investments in closed-end funds implicate greater concerns with respect to (i) the layering of fees and expenses; and (ii) the exercise of undue influence over Underlying Funds, discussed above in Section III.C.1. As discussed above, Applicants believe that the proposed conditions in this Application adequately address these two concerns. With respect to layering of fees and expenses, because UITs have unmanaged portfolios, they do not charge advisory fees and thus the layering of advisory fees is not a concern. While the Funds of Funds do charge advisory fees, the Applicants believe that Condition 9, discussed above, adequately addresses this concern because it would require that the Board of each Fund of Funds, including a majority of the Independent Trustees, find that the advisory fees charged under the advisory contract are based on services provided that are in addition to, rather than duplicative of, services provided under the advisory contract(s) of any Underlying Fund in which the Fund of Funds invests, including any closed-end Underlying Fund.21 With respect to undue influence, in the context of a UIT, the possibility exists that a depositor or sponsor could use its ability to control the secondary markets in units of a UIT to exercise undue control over an underlying fund. Specifically, a depositor or sponsor could potentially accumulate a large position in a UIT and threaten to redeem such a position or cause large-scale redemptions by ceasing to maintain a secondary market in units, with adverse consequences to the UIT’s underlying fund investments. This concern is not present in the case of the Funds because the Funds, the Advisor and their affiliates do not maintain a secondary market in the Funds’ shares.22 Also, as discussed above, a Fund of Funds may exercise undue influence over a closed-end fund through the voting of shares. This concern may be greater with respect to the Funds of Funds investing in closed-end funds rather than with respect to UITs investing in closed-end funds, but, as discussed above in this Application, the Applicants believe that Condition 1 adequately addresses this concern. Based on the foregoing, notwithstanding the differences between UITs and the Funds of Funds discussed above, the Applicants believe that the Prior UIT Orders support the view that the conditions included in the Application adequately address the concerns underlying Section 12(d)(1) as they relate to investments in closed-end funds.

20 See, e.g., In the Matter of Matrix Capital Group, Inc., et al., Investment Company Act Release Nos. 26173 (Sept. 4, 2003) (notice) and 26197 (Sept. 30, 2003) (order); In the Matter of Nuveen Investments, et al., Investment Company Act Release Nos. 24892 (Mar. 13, 2001) (notice) and 24930 (Apr. 6, 2001) (order); and In the Matter of Van Kampen Funds Inc. and Van Kampen Focus Portfolios, Investment Company Act Release Nos. 24548 (June 29, 2000) (notice) and 24566 (July 25, 2000) (order) (“Prior UIT Orders”).

21 With respect to fees payable by a Fund of Funds to the Fund of Funds’ Advisor or Sub-Advisor, sales charges and/or service fees, Applicants assert that the issues raised where the fund of funds is a UIT do not differ substantially from the issues raised where the fund of funds is a Fund of Funds, and the conditions in the Prior UIT Orders addressing these fees are substantially similar to Conditions 10 and 12 of this Application, discussed above.

22 The threat of large-scale redemptions of the Underlying Fund’s securities is another potential channel for the exercise of undue influence, and another consequence of the unmanaged nature of UITs is that the threat of large-scale redemptions is mitigated. However, as discussed above, even where the fund of funds is managed, this concern is of little relevance to closed-end Underlying Funds.

The Commission has granted exemptive orders authorizing registered investment companies relying on Section 12(d)(1)(G) to invest in Other Investments.23

VI.             CONCLUSIONS

Based upon the foregoing, Applicants believe that it is appropriate, in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act to issue an order (i) pursuant to Section 12(d)(1)(J) for an exemption from the provisions of Sections 12(d)(1)(A), 12(d)(1)(B) and 12(d)(1)(C), (ii) pursuant to Sections 6(c) and 17(b) for an exemption from the provisions of Section 17(a) and (iii) pursuant to Section 6(c) of the Act for an exemption from the provisions of Rule 12d1-2.

VII.          APPLICANTS’ CONDITIONS

Applicants agree that the order granting the requested Funds of Funds Relief shall be subject to the following conditions:

1.                  The members of the Group will not control (individually or in the aggregate) an Unaffiliated Fund within the meaning of Section 2(a)(9) of the Act. The members of a Sub-Advisor Group will not control (individually or in the aggregate) an Unaffiliated Fund within the meaning of Section 2(a)(9) of the Act. With respect to a Fund’s investment in an Unaffiliated Closed-End Investment Company, (i) each member of the Group or Sub-Advisor Group that is an investment company or an issuer that would be an investment company but for Section 3(c)(1) or 3(c)(7) of the Act will vote its shares of the Unaffiliated Closed-End Investment Company in the manner prescribed by Section 12(d)(1)(E) of the Act and (ii) each other member of the Group or Sub-Advisor Group will vote its shares of the Unaffiliated Closed-End Investment Company in the same proportion as the vote of all other holders of the same type of such Unaffiliated Closed-End Investment Company’s shares. If, as a result of a decrease in the outstanding voting securities of any other Unaffiliated Fund, the Group or a Sub-Advisor Group, each in the aggregate, becomes a holder of more than 25% of the outstanding voting securities of such Unaffiliated Fund, then the Group or the Sub-Advisor Group will vote its shares of the Unaffiliated Fund in the same proportion as the vote of all other holders of the Unaffiliated Fund’s shares. This condition will not apply to a Sub-Advisor Group with respect to an Unaffiliated Fund for which the Sub-Advisor or a person controlling, controlled by, or under common control with the Sub-Advisor acts as the investment adviser within the meaning of Section 2(a)(20)(A) of the Act (in the case of an Unaffiliated Investment Company) or as the sponsor (in the case of an Unaffiliated UIT).

2.                  No Fund of Funds or Fund of Funds Affiliate will cause any existing or potential investment by the Fund of Funds in an Unaffiliated Fund to influence the terms of any

23 See, e.g., In the Matter of Pacific Life Insurance Company, et al., Investment Company Act Release Nos. 29944 (Feb. 13, 2012) (notice) and 29979 (Mar. 12, 2012) (order); In the Matter of Henderson Global Funds, et al., Investment Company Act Release Nos. 29942 (Feb. 1, 2012) (notice) and 29970 (Feb. 28, 2012) (order); In the Matter of Jackson National Life Insurance Company, et al., Investment Company Act Release Nos. 29442 (Sept. 27, 2010) (notice) and 29484 (Oct. 25, 2010) (order).

services or transactions between the Fund of Funds or a Fund of Funds Affiliate and the Unaffiliated Fund or an Unaffiliated Fund Affiliate.

3.                  The Board of each Fund of Funds, including a majority of the Independent Trustees, will adopt procedures reasonably designed to ensure that Active Weighting Advisors LLC and any Sub-Advisor to the Fund of Funds are conducting the investment program of the Fund of Funds without taking into account any consideration received by the Fund of Funds or Fund of Funds Affiliate from an Unaffiliated Fund or an Unaffiliated Fund Affiliate in connection with any services or transactions.

4.                  Once an investment by a Fund of Funds in the securities of an Unaffiliated Investment Company exceeds the limit of Section 12(d)(1)(A)(i) of the Act, the Board of the Unaffiliated Investment Company, including a majority of the Independent Trustees, will determine that any consideration paid by the Unaffiliated Investment Company to a Fund of Funds or a Fund of Funds Affiliate in connection with any services or transactions: (a) is fair and reasonable in relation to the nature and quality of the services and benefits received by the Unaffiliated Investment Company; (b) is within the range of consideration that the Unaffiliated Investment Company would be required to pay to another unaffiliated entity in connection with the same services or transactions; and (c) does not involve overreaching on the part of any person concerned. This condition does not apply with respect to any services or transactions between an Unaffiliated Investment Company and its investment adviser(s), or any person controlling, controlled by, or under common control with such investment adviser(s).

5.                  No Fund of Funds or Fund of Funds Affiliate (except to the extent it is acting in its capacity as an investment adviser to an Unaffiliated Investment Company or sponsor to an Unaffiliated Trust) will cause an Unaffiliated Fund to purchase a security in any Affiliated Underwriting.

6.                  The Board of an Unaffiliated Investment Company, including a majority of the Independent Trustees, will adopt procedures reasonably designed to monitor any purchases of securities by the Unaffiliated Investment Company in an Affiliated Underwriting once an investment by a Fund of Funds in the securities of the Unaffiliated Investment Company exceeds the limit of Section 12(d)(1)(A)(i) of the Act, including any purchases made directly from an Underwriting Affiliate.

The Board of the Unaffiliated Investment Company will review these purchases periodically, but no less frequently than annually, to determine whether the purchases were influenced by the investment by the Fund of Funds in the Unaffiliated Investment Company. The Board of the Unaffiliated Investment Company will consider, among other things: (a) whether the purchases were consistent with the investment objectives and policies of the Unaffiliated Investment Company; (b) how the performance of securities purchased in an Affiliated Underwriting compares to the performance of comparable securities purchased during a comparable period of time in underwritings other than Affiliated Underwritings or to a benchmark such as a comparable market index; and (c) whether the amount of securities purchased by the Unaffiliated Investment Company in Affiliated Underwritings and the amount purchased directly from an Underwriting Affiliate have changed significantly from prior years. The Board of the Unaffiliated Investment Company will take any appropriate actions based on its review, including, if appropriate, the institution of procedures designed to ensure that purchases of securities in Affiliated Underwritings are in the best interest of shareholders.

7.                  Each Unaffiliated Investment Company will maintain and preserve permanently in an easily accessible place a written copy of the procedures described in the preceding condition, and any modifications to such procedures, and will maintain and preserve for a period of not less than six years from the end of the fiscal year in which any purchase in an Affiliated Underwriting occurred, the first two years in an easily accessible place, a written record of each purchase of securities in an Affiliated Underwriting once an investment by a Fund of Funds in the securities of an Unaffiliated Investment Company exceeds the limit of Section 12(d)(1)(A)(i) of the Act, setting forth (1) the party from whom the securities were acquired, (2) the identity of the underwriting syndicate’s members, (3) the terms of the purchase, and (4) the information or materials upon which the determinations of the Board of the Unaffiliated Investment Company were made.

8.                  Prior to its investment in shares of an Unaffiliated Investment Company in excess of the limit set forth in Section 12(d)(1)(A)(i) of the Act, the Fund of Funds and the Unaffiliated Investment Company will execute an FOF Participation Agreement stating, without limitation, that their Boards and their investment advisers understand the terms and conditions of the order and agree to fulfill their responsibilities under the order. At the time of its investment in shares of an Unaffiliated Investment Company in excess of the limit set forth in Section 12(d)(1)(A)(i), a Fund of Funds will notify the Unaffiliated Investment Company of the investment. At such time, the Fund of Funds will also transmit to the Unaffiliated Investment Company a list of the names of each Fund of Funds Affiliate and Underwriting Affiliate. The Fund of Funds will notify the Unaffiliated Investment Company of any changes to the list as soon as reasonably practicable after a change occurs. The Unaffiliated Investment Company and the Fund of Funds will maintain and preserve a copy of the order, the FOF Participation Agreement, and the list with any updated information for the duration of the investment and for a period of not less than six years thereafter, the first two years in an easily accessible place.

9.                  Before approving any advisory contract under Section 15 of the Act, the Board of each Fund of Funds, including a majority of the Independent Trustees, shall find that the advisory fees charged under the advisory contract are based on services provided that are in addition to, rather than duplicative of, services provided under the advisory contract(s) of any Underlying Fund in which the Fund of Funds may invest. Such finding, and the basis upon which the finding was made, will be recorded fully in the minute books of the appropriate Fund of Funds.

10.              Active Weighting Advisors LLC will waive fees otherwise payable to it by a Fund of Funds in an amount at least equal to any compensation (including fees received pursuant to any plan adopted by an Unaffiliated Investment Company pursuant to Rule 12b-1 under the Act) received from an Unaffiliated Fund by Active Weighting Advisors LLC, or an affiliated person of Active Weighting Advisors LLC, other than any advisory fees paid to Active Weighting Advisors LLC or its affiliated person by the Unaffiliated Investment Company, in connection with the investment by the Fund of Funds in the Unaffiliated Fund. Any Sub-Advisor will waive fees otherwise payable to the Sub-Advisor, directly or indirectly, by the Fund of Funds in an amount at least equal to any compensation received by the Sub-Advisor, or an affiliated person of the Sub- Advisor, from an Unaffiliated Fund, other than any advisory fees paid to the Sub-Advisor or its affiliated person by the Unaffiliated Investment Company in connection with the investment by the Fund of Funds in the Unaffiliated Fund made at the direction of the Sub-Advisor. In the event that the Sub-Advisor waives fees, the benefit of the waiver will be passed through to the Fund of Funds.

11.              Any sales charges and/or service fees charged with respect to shares of a Fund of Funds will not exceed the limits applicable to funds of funds set forth in NASD Conduct Rule 2830.

12.              No Underlying Fund will acquire securities of any other investment company, or company relying on Section 3(c)(1) or 3(c)(7) of the Act, in excess of the limits contained in Section 12(d)(1)(A) of the Act, except to the extent that such Underlying Fund: (a) acquires such securities in compliance with Section 12(d)(1)(E) of the Act and is either an Affiliated Fund or is in the same “group of investment companies” as its corresponding master fund; (b) receives securities of another investment company as a dividend or as a result of a plan of reorganization of a company (other than a plan devised for the purpose of evading Section 12(d)(1) of the Act); or (c) acquires (or is deemed to have acquired) securities of another investment company pursuant to exemptive relief from the Commission permitting such Underlying Fund to (i) acquire securities of one or more investment companies, for short-term cash management purposes or (ii) engage in inter-fund borrowing and lending transactions.

In addition, Applicants agree that the order granting the requested relief to permit Section 12(d)(1)(G) Funds of Funds to invest in Other Investments shall be subject to the following condition:

13.              Applicants will comply with all provisions of Rule 12d1-2 under the Act, except for paragraph (a) (2) to the extent that it restricts any Section 12(d)(1)(G) Fund of Funds from investing in Other Investments as described in this Application.

VIII.       PROCEDURAL MATTERS

All actions necessary to authorize the execution and filing of this Application have been taken and the persons signing and filing this Application are authorized to so sign and file the same. Applicants request that the Commission issue an order without a hearing pursuant to Rule 0-5 under the Act.

IX.             REQUEST FOR ORDER OF EXEMPTION

For the foregoing reasons, Applicants request that the Commission enter an order pursuant to Sections 6(c), 12(d)(1)(J) and 17(b) of the Act granting the relief sought by this Application. Applicants submit that the requested exemption is necessary or appropriate in the public interest, consistent with the protection of investors, and consistent with the purposes fairly intended by the policy and provisions of the Act.

X.                NAMES AND ADDRESSES

The following are the names and addresses of Applicants:

Applicants file this Application in accordance with Rule 0-2 under the Act. Pursuant to Rule 0-2(f) under the Act, the following are the names and addresses of the Applicants:

Active Weighting Funds ETF Trust

490 Royal Lake Drive

Cape Girardeau MO 63701

By: /s/Matthew J. Clements
Matthew J. Clements

Sole Trustee

Active Weighting Advisors LLC

490 Royal Lake Drive

Cape Girardeau MO 63701

By: /s/Matthew J. Clements

Matthew J. Clements

Managing Member

All questions concerning this Application should be directed to the persons listed on the cover page of this Application.

XI.             PROCEDURAL MATTERS, CONCLUSION AND SIGNATURES

In accordance with Rule 0-2(c) under the Act, Applicants state that all actions necessary to authorize the execution and filing of this Application have been taken, and the persons signing and filing this document are authorized to do so on behalf of Applicants pursuant to their corporate organizational documents, and in the case of the Trust, the attached resolutions. Applicants also have attached the verifications required by Rule 0-2(d) under the Act.

In accordance with Rule 0-5 under the Act, Applicants request that the Commission issue the requested Order without holding a hearing.

Based on the facts, analysis and conditions in the Application, Applicants respectfully request that the Commission issue an Order under Sections 6(c), 17(b) and 12(d)(1)(J) of the Act granting the relief requested by this Application.

By:/s/Matthew J. Clements

Matthew J. Clements
Sole Trustee
Active Weighting Funds ETF Trust

By: /s/Matthew J. Clements
Matthew J. Clements
Managing Member
Active Weighting Advisors LLC

Dated: January 13, 2017

AUTHORIZATION

RULE 0-2(c)

ACTIVE WEIGHTING FUNDS ETF TRUST

Pursuant to Rule 0-2(c) under the 1940 Act, Matthew J. Clements , in his capacity as Sole Trustee of the Active Weighting Funds ETF Trust (“Trust”), hereby states that all actions necessary to authorize the execution and filing of this Application have been taken, and the person signing and filing this Application is authorized to do so on behalf of the Trust pursuant to his general authority as Sole Trustee of the Trust and pursuant to the following resolutions adopted by the Sole Trustee of the Trust:

RESOLVED,	That the officers of the Trust, with assistance of Trust counsel or others as may be required, are hereby authorized to prepare, execute and file with the U.S. Securities and Exchange Commission (“SEC”) an application (“Application”) for an exemptive order (“Order”) pursuant to Section 12(d)(1)(J) of the 1940 Act from Sections 12(d)(1)(A), 12(d)(1)(B) and 12(d)(1)(C) of the 1940 Act, under Sections 6(c) and 17(b) of the Act exempting certain transactions from Section 17(a) of the Act and under Section 6(c) of the Act for an exemption from Rule 12d1-2(a) under the Act, and that it hereby is, approved for the Trust to file such Application for an Order with the SEC.
RESOLVED:	That the officers of the Trust, with the assistance of Trust counsel or others as may be required, are hereby authorized to prepare, execute and file any and all amendments to such Application as may be necessary or appropriate.
RESOLVED:	That such Application and any and all amendments thereto shall be executed by or on behalf of the Trust by one or more of its Trustees or officers, and that the proper officers of the Trust, now or hereafter appointed, are hereby authorized to take any and all further actions that may be necessary or appropriate to effectuate the foregoing resolutions with respect to the Applications and the matters described therein.
RESOLVED:	That the Trust be, and it hereby is, authorized and directed to do and perform any and all further acts and things which are necessary or appropriate to carry out the foregoing resolutions.

ACTIVE WEIGHTING FUNDS ETF TRUST

By: /s/Matthew J. Clements

Matthew J. Clements
Sole Trustee

AUTHORIZATION
RULE 0-2(c)

ACTIVE WEIGHTING ADVISORS LLC

In accordance with Rule 0-2(c) under the Act, Matthew J. Clements states that all actions necessary to authorize the execution and filing of this Application by Active Weighting Advisors LLC have been taken, and that as the Managing Member, he is authorized to execute and file the same on behalf of Active Weighting Advisors LLC.

By: /s/Matthew J. Clements
Matthew J. Clements
Managing Member
Active Weighting Advisors LLC

VERIFICATION

RULE 0-2(d)

ACTIVE WEIGHTING FUNDS ETF TRUST

The undersigned states that (i) he has duly executed the attached Application, dated January 13, 2017, for and on behalf of Active Weighting Funds ETF Trust (“Trust”); (ii) that he is the Sole Trustee of the Trust; and (iii) all actions by shareholders, trustees, and other persons necessary to authorize the undersigned to execute and file such instrument has been taken. The undersigned further says that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information, and belief.

ACTIVE WEIGHTING FUNDS ETF TRUST

By: /s/Matthew J. Clements

Matthew J. Clements
Sole Trustee

VERIFICATION

RULE 0-2(d)

ACTIVE WEIGHTING ADVISORS LLC

The undersigned states that (i) he has duly executed the attached Application, dated January 13, 2017, for and on behalf of Active Weighting Advisors LLC (“ Initial Advisor”); (ii) that he is the Managing Member of the Initial Advisor and as such is authorized to sign this application on its behalf; and (iii) all action by stockholders, directors, members and other persons necessary to authorize the undersigned to execute and file such instrument has been taken. The undersigned further says that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information, and belief.

By: /s/Matthew J. Clements
Matthew J. Clements
Managing Member
Active Weighting Advisors LLC